Exhibit 99.1

IMPORTANT NOTICE – DISCLAIMER

Not for release or distribution or publication in whole or in part, directly or indirectly, in or into Australia, Canada, Japan or the Republic of South Africa. These materials do not contain or constitute an offer for sale or the solicitation of an offer to purchase securities in the United States, Australia, Canada, Japan or the Republic of South Africa.

The securities mentioned herein have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), and may not be offered or sold in the United States or to U.S. persons absent such registration, except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act. No offering of securities is being made in the United States or to U.S. persons.

STAR BULK CARRIERS CORP.

ANNOUNCEMENT

OFFERING PRICE RANGE FOR THE EQUITY OFFERING IN GREECE

Star Bulk Carriers Corp. (the “Company”) (Nasdaq: SBLK), an international maritime shipping company based in the Marshall Islands specializing in the transportation of dry bulk commodities, today announced the offering price range (the “Offering Price Range”) for its offering in Greece of up to 4,400,000 new common registered voting shares of the Company, par value $0.01 each (the “New Shares” and such offering, the “Offering”).

The range for the offering price of the New Shares is €23.00 to €25.50 (in U.S. dollar is $26.75 - $29.66(1)). The final offering price of the New Shares in the Offering will be determined within the Offering Price Range, and will be published in accordance with the applicable legal and regulatory requirements upon completion of the Offering.

The New Shares have not been, and will not be, registered under the U.S. federal securities laws or the securities laws of any other jurisdiction, and the New Shares may not be offered or sold in the United States or to U.S. persons unless the New Shares are registered under the Securities Act, or an exemption from the registration requirements of the Securities Act is available. The New Shares are being offered and sold to non-U.S. persons outside the United States in offshore transactions in reliance on Regulation S under the Securities Act.

Tuesday, September 8, 2026

Star Bulk Carriers Corp.

Important Notice – Disclaimer

This announcement includes “forward-looking statements,” with respect to our expectations or beliefs concerning future events. Words such as, but not limited to, “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “targets,” “projects,” “likely,” “would,” “will,” “could,” “should,” “may,” “forecasts,” “potential,” “continue,” “possible” and similar expressions or phrases may identify forward-looking statements.

All forward-looking statements involve risks and uncertainties. The occurrence of the events described depends on many factors, some or all of which are not predictable or within our control. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include, but are not limited to, market conditions, disruptions to the mechanics required to operate cross-border trading, disruptions to trading on Euronext Athens, and other technical impediments to the commencement of trading. All future written and verbal forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. We undertake no obligation, and specifically decline any obligation, except as required by law, to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

1 The range for the offering price for the New Shares has been converted into U.S. dollars based on the Euro/U.S. dollar (EUR/USD) exchange rate as of September 7, 2026 (€1 =1.1631 USD). (Source: Bloomberg - “BGN”, at Greek market close).